SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Diversinet Corp.

(Name of Issuer)

Common Shares

No Par Value

(Title of Class of Securities)

25536K303

(CUSIP Number)

James B. Wigdale, Jr.

205 East Wisconsin Avenue, Suite 220

Milwaukee, Wisconsin 53202

(414) 347-1943

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), Rule 240.13d-1(f) or Rule 240.13d-1(g), check the following box [x].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SC 13D

CUSIP No. 25536K303		Page 2 of 6 Pages
1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Lakefront Partners, LLC 39-1943555
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF	4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 2,536,545 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,536,545 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,536,545
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON OO

(1) Includes currently exercisable warrants for 18,750 shares.

SC 13D

CUSIP No. 25536K303		Page 3 of 6 Pages
1		NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) James B. Wigdale, Jr.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 1,700,000 (1)
	8	SHARED VOTING POWER 2,536,545 (2)
	9	SOLE DISPOSITIVE POWER 1,700,000 (1)
	10	SHARED DISPOSITIVE POWER 2,536,545 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,236,545
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14		TYPE OF REPORTING PERSON IN

(1)

Includes  1,050,000 currently exercisable warrants and warrants for 350,000 shares exercisable on January 15, 2005, subject to acceleration in certain cases.

(2)

Voting and dispositive power is shared with Lakefront Capital Management, LLC (“LCM”), the manager to Lakerfront Partners, LLC.  The reporting person is the sole member of LCM.  Includes currently exercisable warrants for 18,750 shares.

SC 13D

CUSIP No. 25536K303	Page 4 of 6 Pages

Item 1.

Security and Issuer

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Diversinet Corp., a corporation organized under the laws of the province of Ontario, Canada (“Diversinet”), with principal executive offices located at 2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2.

Item 2.

Identity and Background

(a)-(c)

This statement is being filed by Lakefront Partners, LLC., a Wisconsin limited liability company (“Lakefront”), and James B. Wigdale, Jr. (“Wigdale”) (together, the “Reporting Persons”).  Mr. Wigdale is the control person of Lakefront Capital Management, LLC, the manager of Lakefront.  The address of the principal business and principal office of the Reporting Persons is 205 East Wisconsin Avenue, Suite 220, Milwaukee, Wisconsin 53202.

(d) & (e)

During the past five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Lakefront is a limited liability company organized under the laws of the State of Wisconsin.  Mr. Wigdale is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration

On December 20, 2004, Diversinet and the Reporting Persons entered into a Stock Purchase Agreement and an addendum to a Consultant Agreement dated January 15, 2004 (the “Transaction”).  Pursuant to the Transaction, Lakefront purchased 1,037,795 shares of Common Stock, and Mr. Wigdale acquired 300,000 shares of Common Stock and warrants to purchase 300,000 shares of Common Stock as compensation for services rendered to Diversinet under the Consultant Agreement.  The Reporting Persons paid $415,118 in personal funds for the 1,037,795 shares of Common Stock.

Item 4.

Purpose of Transaction

The Reporting Persons acquired the Common Stock and warrants for investment purposes.

(a)

The Reporting Persons currently have no intention of increasing their ownership of Common Stock other than pursuant to the exercise of the warrants.

(b)

Not applicable.

(c)

Not applicable.

(a)

Mr. Wigdale will join Diversinet’s Board of Directors and will assist Diversinet with respect to its corporate development.  In connection with Mr. Wigdale’s appointment, Diversinet intends to restructure its Board of Directors by December 31, 2004 to a total of six members.

(b)

None, other than the change in the number of outstanding shares of Common Stock approved prior to the Transaction.

(c)

Not applicable.

(d)

Not applicable.

SC 13D

CUSIP No. 25536K303	Page 5 of 6 Pages

(e)

Not applicable.

(f)

Not applicable.

(g)

Not applicable.

Item 5.

Interest in Securities of the Issuer

(a)

See cover sheets.

(b)

See cover sheets.

(a)

Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in Common Stock during the past 60 days.

(b)

Members of Lakefront have the right to receive dividends from, or proceeds from the sale of, the Common Stock held by Lakefront.  The members of Lakefront are Mr. Wigdale and/or members of his immediate family or entities owned by such persons.

(c)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons and Diversinet entered into a Stock Purchase Agreement with respect to the shares of Common Stock that were acquired in the Transaction on December 20, 2004.  A copy of the Stock Purchase Agreement is attached as Exhibit 1 and is incorporated herein by reference.

The Reporting Persons and Diversinet entered into a Stock Purchase Agreement with respect to shares of Common Stock and warrants that were acquired in a private placement on January 19, 2004.  A copy of the Stock Purchase Agreement is attached as Exhibit 2 and is incorporated herein by reference.

Mr. Wigdale entered into a Consultant Agreement with Diversinet on January 15, 2004.  A copy of the Consultant Agreement is attached as Exhibit 3 and is incorporated herein by reference.

Mr. Wigdale and Diversinet entered into an addendum to the Consultant Agreement on December 20, 2004.  A copy of the addendum is attached as Exhibit 4 and is incorporated herein by reference.

The Reporting Persons and Diversinet entered into a Letter Agreement on December 14, 2004.  A copy of the Letter Agreement is attached as Exhibit 5 and is incorporated herein by reference.

Other than the matters disclosed above or in response to Items 3, 4, or 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of Diversinet, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SC 13D

CUSIP No. 25536K303	Page 6 of 6 Pages

Item 7.

Material to Be Filed as Exhibits

Exhibit No.

                                                      Description

1

Stock Purchase Agreement dated December 20, 2004 between the Reporting Persons and Diversinet.

2

Stock Purchase Agreement dated January 15, 2004 between the Reporting Persons and Diversinet.

3

Consultant Agreement dated January 15, 2004 between Mr. Wigdale and Diversinet.

4

Consultant Agreement Addendum dated December 20, 2004 between Mr. Wigdale and Diversinet.

5

Letter Agreement dated December 14, 2004 between the Reporting Persons and Diversinet.

6

Joint Filing Agreement dated December 23, 2004.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December  23, 2004

Lakefront Partners, LLC

By:  /s/ James B. Wigdale, Jr.

        James B. Wigdale, Jr.

        President

Dated: December  23, 2004

     /s/ James B. Wigdale, Jr.

        James B. Wigdale, Jr.

MW899425_1.DOC

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